3020 Old Ranch Parkway, Suite 400	J. Nathan Jensen
Seal Beach, California 90740	Vice President and General Counsel
562.493.2804
Facsimile: 562.493.4532

www.cleanenergyfuels.com

VIA EDGAR

April 9, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Mara L. Ransom, Assistant Director

Washington, DC  20549

RE:	Clean Energy Fuels Corp.
Registration Statement on Form S-3
Filed on March 6, 2013
File No. 333-187085

Dear Ms. Ransom:

On behalf of Clean Energy Fuels Corp. (the “Company”), set forth below are responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s comment letter to the Company dated April 4, 2013.  The numbers of the responses and headings set forth below correspond to the numbered comments and headings on the comment letter from the Staff.  For convenience, the text of the Staff’s comments appears in italics in each item below.

General

1.              To the extent applicable, please amend your post-effective amendment no. 3 to Form S-3 (file no. 333-168433) filed on March 6, 2013 to reflect the revisions requested by this letter.

Response:

The Company will file a Current Report on Form 8-K (the “Current Report”) disclosing under Item 8.01, Other Events, the information requested by the Commission in comment 2 of its letter.  Pursuant to Item 12 of Form S-3 and the language under the heading “Incorporation of Certain Information by Reference” in each of the Company’s filed Registration Statements on Form S-3 (collectively, the “Registration Statements”), all documents filed by the Company under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the filing date of the initial registration statements

North America’s leader in clean transportation

and prior to the date of effectiveness of the registration statements, and on or after the date of this prospectus and before the termination of this offering shall be deemed to be incorporated by reference into the prospectus from the respective dates of filing of such documents.  Accordingly, the information disclosed in the Current Report shall be deemed to be incorporated by reference into the prospectus of each of the Registration Statements (and any post-effective amendments thereto).

Risk Factors

2.              We note that your stock price has experienced volatility relative to other reporting companies in your industry. Please include a risk factor to disclose this volatility.

Response:

Set forth below is the Company’s intended disclosure to respond to this comment 2, which the Company plans to disclose in the Current Report as described in the response to comment 1 above.  The Company respectfully advises the Staff that the anticipated disclosure described below is subject to further change and modification based on the Company’s internal review prior to filing with the Commission.

Our stock price may experience volatility.

The market price of our common stock has experienced, and may continue to experience, volatility and could be subject to fluctuations in price in response to various factors, some of which are beyond our control.  In addition to the factors discussed under the heading “Risk Factors” in our Annual Report for the fiscal year ended December 31, 2012, factors that may cause volatility in our stock price include:

•                  our actual or perceived ability to capture a substantial share of the anticipated growth in the market for natural gas as a vehicle fuel;

•                  successful implementation of our business plans, including our plan to build America’s Natural Gas Highway;

•                  the development, commercial availability and market adoption of natural gas as a vehicle fuel and engines that operate on natural gas, particularly natural gas engines that are well-suited for the heavy-duty trucking market, including the Cummins-Westport 11.9 liter engine;

•                  production, sourcing and supply of LNG and RNG;

•                  changes in the worldwide prices for natural gas and for traditional vehicle fuels, such as gasoline and diesel;

•                  actual or perceived fluctuations in our operating results;

•                  sales of our common stock by us or our stockholders;

•                  a decline in demand for our common stock;

•                  the potential for oil and gas companies, natural gas utilities and others to enter the natural gas fuel market;

•                  changes in our key personnel;

•                  competitive developments;

•                  investor perception of our industry or our prospects; and

•                  changes in general economic and market conditions.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies, and in such instances, have affected the market prices of those securities.  These market fluctuations may also materially and adversely affect the market price of our common stock.

* * *

We appreciate your time and attention to these responses to the Staff’s comments.  If you should have any additional questions please contact me directly at (562) 493-7239.

Thank you for your consideration.

/s/ J. Nathan Jensen
J. Nathan Jensen
Vice President and General Counsel

cc:	Charles Lee, Esq., Securities and Exchange Commission
Lilyanna Peyser, Esq. Securities and Exchange Commission
Andrew D. Thorpe, Morrison & Foerster LLP